UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of             June, 2003
                ----------------------------------------------------------------
                                 Frontline Ltd.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                    Par-la-Ville Place, 14 Par-la-Ville Road,
                            Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F   X        Form 40-F
                            -------               -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                  No     X
                      ------                 -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. dated June 9, 2003.

                                    Exhibit 1

                                  PRESS RELEASE

Frontline Ltd, Hamilton, Bermuda announces the following events:

o    The sale of two Suezmax tankers to OMI Corporation.

o    The sale and charter back of two Suezmax tankers to German K/Gs.

o    An agreement to exchange shares in six joint venture companies.

o Declaration of an extraordinary dividend of $1.00 per share, to be paid to shareholders in early July 2003.

o The exercise of the call option on, and cancellation of, Frontline shares held by the Bank of Nova Scotia.

1. Sale of two vessels to OMI Corporation.

Frontline Ltd., Hamilton, Bermuda announced today that it has agreed to sell two 2000 built Suezmax tankers, the Front Sun and the Front Sky to OMI Corporation
(OMI), for $49.25 million per vessel, consisting of $43.25 million cash and one million shares of OMI common stock valued at $6.00 per share, with a share price guarantee from OMI at $5.70 over a six month period. Frontline will pay to OMI any shortfall of time charter equivalent earnings per vessel below an average of $20,000 per day for one year from delivery. Deliveries are expected early in the third quarter. Both vessels will continue in Alliance Chartering, the cooperation between OMI and Frontline. Frontline expects to book a profit of approximately $4 million on the sale, and generate $39 million in cash after repaying the loans outstanding on the vessels, in addition to receiving 2,000,000 OMI shares.

2. Sale and charter back of two vessels to German K/Gs.

     Frontline signed an agreement, which includes the sale of two of the Company's 2001 built Suezmax tankers, the Front Melody and Front Symphony, to two German K/Gs promoted by Dr. Peters GmbH. The vessels are expected to be delivered to the new owners this month. The vessels will be chartered back on a
12.5 year time charter arrangement, including options for the Company to buy back the vessels at the end of the charter period.

The Company expects to book a profit of approximately $8 million on the sale, to be taken as income over the lifetime of the charter, and generate cash to the Company in excess of $39 million.

3. Agreement to swap shares in six joint ventures.

The Company has reached an agreement with partners Euronav Luxembourg SA (Euronav) and Overseas Shipholding Group, Inc. (OSG) to swap interests in six joint companies, which each own a VLCC. These agreements will result in the Company selling its interest in the vessel Pacific Lagoon to Euronav; acquiring, jointly with OSG, Euronav's interest in the Ariake and Sakura I increasing its share in such vessels to 50.1% each; and exchanging its interest in the Ichiban (33.33%) with Euronav for a portion of Euronav's interest in the Tanabe and Hakata increasing its interest in these vessels to 50.1% each. OSG will continue as partner with the remaining interest in the four last mentioned vessels.
Commercial management for Ariake and Sakura I will be transferred from the Tankers International Pool to Frontline's commercial operations in Oslo. The same transfer of commercial management will take place for the vessel Edinburgh, this vessel will keep its current ownership structure intact.

4. Extraordinary dividend of $1.00 per share.

     As a consequence of the cash and shares for sale generated in the above mentioned transactions, estimated to be USD 90 million, the Board has decided to declare a dividend of $1.00 per share. The record date for the dividend is June 23, 2003, ex dividend date is June 19, 2003 and the dividend will be paid on or about July 7, 2003. The pay out is in line with the strategy announced in the first quarter report and will not influence the dividend to be paid based on the second quarter results.

5. The Company's call option on the Frontline shares held by Bank of Nova Scotia has been exercised.

The Board has decided to exercise the Company's call option on the Frontline shares held by Bank of Nova Scotia. The transaction involves 3,070,000 shares, which will be acquired at a cost of $8.97 per share. The profit on the transaction, to be booked during the current quarter, will be approximately $14.5 million. The shares will immediately be cancelled, bringing the number of shares outstanding in Frontline to 73,473,066. The transaction effectively terminates the current facility. It is the Board's intention to establish a similar facility in the near future.

Hamilton, Bermuda
9 June, 2003

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                           Frontline Ltd.
                               ---------------------------------------
                                            (Registrant)




Date  June 13, 2003            By   /s/ Kate Blankenship
                                 --------------------------------------
                                        Kate Blankenship
                               Company Secretary and Chief Accounting Officer

03231.0001 #410582